UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 15, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On March 15, 2012, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that the Company has received notification from the NASDAQ Listing Qualifications department that it has regained compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000 for continued listing set forth in Listing Rule 5450(b)(1)(C) as the Company’s MVPHS was $5,000,000 or more for 10 consecutive business days.

On September 16, 2011, NASDAQ notified the Company that it was not in compliance with one of its standards for continued listing on the NASDAQ Global Select Market because the Company’s MVPHS was below $5,000,000 for 30 consecutive business days. The Company had been granted a grace period of 180 calendar days in order to regain compliance.

The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated March 15, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer